Exhibit 4.4

DESCRIPTION OF THE REGISTRANT’S SECURITIES REGISTERED PURSUANT

TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

As of February 24, 2022, Provention Bio, Inc. (the “Company”) had one class of common stock registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The following description of the Company’s common stock is a summary and does not purport to be complete. It is subject to and qualified in its entirety by reference to the Company’s Second Amended and Restated Certificate of Incorporation (the “Certificate of Incorporation”) and the Company’s Amended and Restated Bylaws (the “Bylaws”), each of which is incorporated herein by reference as an exhibit to the Annual Report on Form 10-K filed with the Securities and Exchange Commission, of which this Exhibit 4.4 is a part. The Company encourages you to read its Certificate of Incorporation, its Bylaws and the applicable provisions of the General Corporation Law of the State of Delaware (the “DGCL”) for additional information.

Authorized Capital Stock

The Company’s authorized capital stock consists of 150,000,000 shares of common stock, par value $0.0001 per share and 25,000,000 shares of preferred stock, par value $0.0001 per share.

Common Stock

Holders of the Company’s common stock are entitled to such dividends as may be declared by its board of directors, or any authorized committee thereof, out of funds legally available for such purpose, subject to the preferences applicable to any series of preferred stock outstanding at any time. The shares of common stock are neither redeemable nor convertible. Holders of common stock have no preemptive or subscription rights to purchase any of the Company’s securities.

Each holder of common stock is entitled to one vote for each such share outstanding in the holder’s name. No holder of common stock is entitled to cumulate votes in voting for directors.

Subject to any preferential rights of outstanding shares of preferred stock, if any, holders of common stock will share ratably in all assets legally available for distribution to the Company’s stockholders in the event of the Company’s liquidation, dissolution or winding up, after payments of all debts and other liabilities. All of the outstanding shares of common stock are fully paid and non-assessable.

Listing

The Company’s common stock is listed on the Nasdaq Global Select Market under the symbol “PRVB.”

Transfer Agent and Registrar

The transfer agent and registrar for the Company’s common stock is Broadridge Corporate Issuers Solutions, Inc. Its address is 51 Mercedes Way, Edgewood, New York 11717.

Anti-Takeover Effects of Delaware Law and Certificate of Incorporation and Bylaws

Certain provisions of Delaware law, the Certificate of Incorporation and Bylaws could have the effect of delaying, deferring or discouraging another party from acquiring control of the Company. These provisions, which are summarized below, encourage persons seeking to acquire control of the Company to first negotiate with the Company’s board of directors and the holders of the Company’s capital stock.

Undesignated Preferred Stock

The ability to authorize undesignated preferred stock makes it possible for the Company’s board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to acquire the Company. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of the Company.

Stockholder Action; Special Meeting of Stockholders

The Certificate of Incorporation and Bylaws provide that stockholders may act by written consent. However, stockholders pursuing an action by written consent will be required to comply with certain notice and record date requirements that are set forth in the Bylaws and the DGCL. A special meeting of stockholders may be called by the chairperson of the board of directors, the chief executive officer, the president (in the absence of the chief executive officer) or the board of directors at any time and for any purpose or purposes as shall be stated in the notice of the meeting. A special meeting of stockholders may also be called at the request of the holders of record of at least 20% of the Company’s outstanding shares of common stock. This provision may prevent stockholders from calling a special meeting because, unless certain significant stockholders were to join with them, they might not obtain the percentage necessary to request the meeting. Therefore, stockholders holding less than 20% of the Company’s outstanding shares of common stock, without the assistance of management, may be unable to propose a vote on any transaction, which may delay, defer or prevent a change of control.

Requirements for Advance Notification of Stockholder Nominations and Proposals

The Bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors. In addition, the Bylaws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed. These provisions may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of the Company.

Super-Majority Voting

The DGCL provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or bylaws, unless a corporation’s certificate of incorporation or bylaws, as the case may be, requires a greater percentage. The Bylaws may be amended or repealed by a majority vote of the board of directors or the affirmative vote of the holders of at least 66 2/3% of the total voting power of outstanding voting securities. In addition, the affirmative vote of the holders of at least 66 2/3% of the voting power of the outstanding shares of the capital stock entitled to vote thereon is required to amend, repeal or to adopt any provisions of the Certificate of Incorporation that are inconsistent with, among others, the provisions relating to the general powers of the board of directors, the number and election of directors, the filling of vacancies on the board of directors, the ability of the board of directors to adopt, amend or repeal the Bylaws, the ability to call special stockholder meetings, director liability and director and officer indemnification.

Board of Directors

The Certificate of Incorporation authorizes the board of directors to, by a resolution of the majority of the board of directors, fix the number of directors from time to time and to appoint new directors to fill any vacancies. The limitations on the ability of the Company’s stockholders to remove directors, change the authorized number of directors and fill vacancies could make it more difficult for a third party to acquire, or discourage a third party from seeking to acquire, control of the Company.

Exclusive Forum

The Certificate of Incorporation requires, unless the Company’s consents in writing to the selection of an alternative forum, that the Court of Chancery in the State of Delaware will be the sole and exclusive forum for any stockholder to bring (i) any derivative action or proceeding brought on the Company’s behalf, (ii) any action asserting a claim of breach of fiduciary duty owed by any of the Company’s directors, officers or other employees to the Company or the Company’s stockholders, (iii) any action asserting a claim against the Company, its directors, officers or employees arising pursuant to any provision of the DGCL or the Certificate of Incorporation or Bylaws or (iv) any action asserting a claim against the Company, its directors, officers or employees governed by the internal affairs doctrine, except for, as to each of (i) through (iv) above, any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery, which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery or for which the Court of Chancery does not have subject matter jurisdiction. Although the Company believes this provision benefits the Company by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, the provision may have the effect of discouraging lawsuits against the Company’s directors and officers.

Delaware Law

The Company is subject to Section 203 of the DGCL. This statute regulating corporate takeovers prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for three years following the date that the stockholder became an interested stockholder, unless:

●	prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

●	upon completion of the transaction that resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding (a) shares owned by persons who are directors and also officers, and (b) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

●	on or subsequent to the date of the transaction, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Generally, a business combination includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An interested stockholder is any person who, together with such person’s affiliates and associates (i) owns 15% or more of a corporation’s voting securities or (ii) is an affiliate or associate of a corporation and was the owner of 15% or more of the corporation’s voting securities at any time within the three-year period immediately preceding a business combination of the corporation governed by Section 203. The Company expects the existence of this provision to have an anti-takeover effect with respect to transactions the Company’s board of directors does not approve in advance. The Company also anticipates that Section 203 may discourage takeover attempts that might result in a premium over the market price for the shares of common stock held by the Company’s stockholders.